Exhibit 12(a)

CLECO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(UNAUDITED)

	For the three months ended	For the twelve months ended
March 31, 2002
(Thousands, except ratios)

Earnings from continuing operations	$ 14,053	$ 74,226
Income taxes	8,102	40,337

Earnings from continuing operations before income taxes	$ 22,155	$ 114,563
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Fixed charges:
Interest, long-term debt	$ 12,978	$ 51,170
Interest, other (including interest on short-term debt)	1,193	3,857
Amortization of debt expense, premium, net	517	1,886
Portion of rentals representative of an interest factor	185	670

Total fixed charges	$ 14,873	$ 57,583
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Earnings from continuing operations before income taxes	$ 22,155	$ 114,563
Plus: total fixed charges from above	14,873	57,583
Plus: amortization of capitalized interest	129	517
Less: long-term interest capitalized	(2,672)	(10,593)

Earnings from continuing operations before income taxes and fixed charges	$ 34,485	$ 162,070
	======	=======
Ratio of earnings to fixed charges	2.32 x	2.81 x
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Total fixed charges from above	$ 14,873	$ 57,583
Preferred stock dividends*	557	2,218

Total fixed charges and preferred stock dividends	$ 15,430	$ 59,801
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Ratio of earnings to combined fixed charges and preferred stock dividends	2.23 x	2.71 x
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*  Preferred stock dividends multiplied by the ratio of pretax income to net income.

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